

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Joseph Todisco
Chief Executive Officer
CorMedix Inc.
300 Connell Drive, Suite 4200
Berkeley Heights, NJ 07922

      Re: CorMedix Inc.
          Registration Statement on Form S-3
          Filed May 9, 2024
          File No. 333-279277

Dear Joseph Todisco:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Sean Ewen